SECURITI 02053924 IMISSION

RECD S.E.C.
NOV 27 2002
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cape Securities, Inc.
J.T.W. Pace, President

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 New Bridge Street, P.O. Box 1180
(No. and Street)

Jacksonville, (City) North Carolina (State) 28541-1180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.T.W. Pace, President (910) 347-1234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson, Brown and Company
(Name — *if individual, state last, first, middle name*)

231 New Bridge Street, P.O. Box 1186, (Address) Jacksonville, (City) NC (State) 28541-1186 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, J.T.W. Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities, Inc., as of September 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 3/30/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5 for a Broker Dealer claiming Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPE SECURITIES, INC.

JACKSONVILLE, NORTH CAROLINA

AUDITORS' REPORT

For The Year Ended September 30, 2002

Cape Securities, Inc.
Jacksonville, North Carolina
September 30, 2002

Table of Contents

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the Company) as of September 30, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THOMPSON, BROWN AND COMPANY

Donald H. Thompson

Certified Public Accountant

November 1, 2002

Exhibit A

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Financial Condition
September 30, 2002

Assets:	
Cash (Note 2)	$ 1,500
Cash segregated under federal and other regulations (Note 3)	594
Short-term investment (Certificate of Deposit)	10,020
Receivables from broker-dealers and clearing organizations (Note 4)	13,979
Receivable from stockholder (Secured) (Note 16)	153,048
Securities owned - Marketable, at market value (Note 9)	299,534
Secured demand note (Note 9)	60,000
Prepaid expenses	1,995
Furniture and equipment, at cost, less accumulated depreciation of $14,462	789
Deferred income tax asset - Net (Note 13)	-
Total Assets	$ 541,459
Liabilities:	
Payables to broker-dealers and clearing organizations (Note 4)	$ 130,985
Accounts payable, accrued expenses and other liabilities	17,565
Long-term note payable (Note 7)	78,867
Total	$ 227,417
Commitments and contingent liabilities (Note 11)	
Subordinated borrowing (Note 8)	$ 60,000
Total Liabilities	$ 287,417
Stockholder's Equity (Note 9):	
Common stock - $1 par value, 500,000 shares authorized; 230,000 shares issued and outstanding	$ 230,000
Additional paid-in capital	158,639
Retained earnings (Deficit)	(134,597)
Total Stockholder's Equity - Exhibit C	$ 254,042
Total Liabilities and Stockholder's Equity - Exhibit C	$ 541,459

The accompanying notes are an integral part of these financial statements.

Exhibit B

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Income
For the year ended September 30, 2002

Revenues:	
Commissions	$ 95,737
Net dealer inventory and investment gains	33,967
Interest and dividends	13,255
Other income	2,422
Total Revenues	$ 145,381
Expenses:	
Employee compensation	$ 44,498
Accounting fees	5,600
Commissions and brokerage charges	51,804
Interest	14,530
Office rent	5,600
Repairs and maintenance	4,391
Taxes and licenses	6,157
Telephone	6,470
Other expenses	11,366
Total Expenses	$ 150,416
Income (Loss) Before Income Taxes	$ (5,035)
Provision For Income Taxes (Note 13)	
Current	$ -
Deferred	-
Total Provision For Income Taxes	$ -
Net Income (Loss) - To Exhibit C	$ (5,035)
Earnings (Loss) Per Share Of Common Stock	$ (0.02)

The accompanying notes are an integral part of these financial statements.

Exhibit C

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Stockholder' Equity
For the year ended September 30, 2002

Capital Stock:	
Balance at October 1, 2001	$ 230,000
Balance at September 30, 2002 - Exhibit A	$ 230,000
Additional Paid-In Capital:	
Balance at October 1, 2001	$ 158,639
Balance at September 30, 2002 - Exhibit A	$ 158,639
Retained Earnings:	
Balance (Deficit) at October 1, 2001	$ (129,562)
Net Income (Loss) - From Exhibit B	(5,035)
Balance (Deficit) at September 30, 2002 - Exhibit A	$ (134,597)
Total Stockholder's Equity:	
Balance at October 1, 2001	$ 259,077
Net Income (Loss) - From Exhibit B	(5,035)
Balance at September 30, 2002 - Exhibit A	$ 254,042

The accompanying notes are an integral part of these financial statements.

Exhibit D

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Subordinated Borrowing
For the year ended September 30, 2002

Subordinated Borrowing at October 1, 2001	$ 60,000
Increases	-
Total	$ 60,000
Decreases	-
Subordinated Borrowing at September 30, 2002 - To Exhibit A	$ 60,000

The accompanying notes are an integral part of these financial statements.

Exhibit E

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Cash Flows
For the year ended September 30, 2002

Cash Flows From Operating Activities:	
Net Income (Loss) - Exhibit B	$ (5,035)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	$ 365
(Increase) Decrease in Operating Assets:	
Cash segregated under federal and other regulations	1,004
Deposits with clearing organizations	20,540
Receivables from broker-dealers and clearing organizations	(4,723)
Receivable from customers	1,195
Securities owned - Net	15,294
Prepaid expenses	(1,457)
Increase (Decrease) in Operating Liabilities:	
Payables to broker-dealers and clearing organizations	(51)
Accounts payable, accrued expenses and other liabilities	(6,186)
Total Adjustments	$ 25,981
Net Cash Provided (Used) By Operating Activities	$ 20,946
Cash Flows From Investing Activities:	
Sale (purchase) of short-term investments (Certificates of Deposit) - Net	$ 91,039
Purchase of equipment	(952)
Net Cash Provided (Used) By Investing Activities	$ 90,087
Cash Flows From Financing Activities:	
Principal payments on long-term notes payable	$ (99,949)
Loans from (payments to) stockholder - Net	(11,517)
Net Cash Provided (Used) By Financing Activities	$ (111,466)
(Decrease) in Cash	$ (433)
Cash at beginning of the year	1,933
Cash at end of the year	$ 1,500
Supplemental Cash Flows Disclosures:	
Interest payments	$ 17,433
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Notes to Financial Statements
September 30, 2002

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation with its office located in Jacksonville, North Carolina.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are also reported on a trade date basis along with related commission income and expenses.

Marketable securities are valued at market value.

Collateral

The Company continues to report assets it has pledged as collateral in a secured borrowing.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

The Company has no investment advisory income.

2. Significant Accounting Policies (Continued):

Income Taxes

The amount of current and deferred taxes payable or refundable, if any, is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, when material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided using the 200% declining balance method using estimated useful lives of five to seven years. Depreciable assets acquired after 1980 are recovered using applicable accelerated cost recovery system, optional straight-line or modified accelerated cost recovery system methods.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The balance in this account at September 30, 2002 was $594.

4. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ -	$ -
Payable to clearing broker	-	130,985
Receivables from clearing brokers	13,979	-
	$ 13,979	$ 130,985

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker ($130,985) represents a margin account maintained by the Company with Fiserv Securities, Inc.. This amount payable is collateralized by securities owned by the Company and those owned personally by Mr. J.T.W. Pace, President and sole stockholder of the Company, registered in the Company's name.

5. Receivables From and Payables to Customers

There are no accounts receivable from or accounts payable to customers at September 30, 2002.

6. Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

Obligations of U.S. Government	$ 258
Corporate stocks	299,276
	$ 299,534

7. Long-term Note Payable

The long-term note payable is with First-Citizens Bank & Trust Company. The outstanding balance on the note payable was $78,867 at September 30, 2002. The note payable bears interest at 8.25 percent and is payable in monthly installments of $2,280 through December 20, 2005. The note is collateralized by marketable securities owned by J.T.W. Pace held in the name of the Company as part of a subordinated borrowing agreement, and other marketable securities in the name of the Company.

8. Subordinated Borrowing

The borrowing under a subordinated agreement at September 30, 2002 is listed below:

Secured 6 percent demand note collateral agreement, due August 30, 2006	$60,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The secured demand note is payable to J.T.W. Pace, the sole stockholder of the Company. Because of this related party agreement, the Company has not paid, nor has J.T.W. Pace requested the Company to pay the 6 percent interest stated in the borrowing agreement. It should be noted that $7,489 of the subordinated borrowing has been determined to be unallowable in the computation of net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission. The $7,489 has been reflected as a charge to capital on Schedule 1 of the supplementary information presented with the accompanying financial statements.

9. Capital Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2002, were as follows:

Common stock, $1 par value; authorized 500,000 shares; 230,000 shares issued and outstanding.

10. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on a cash basis, in that the Company does not maintain margin accounts for customers.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments and Contingent Liabilities

A note payable between Mr. and Mrs. J.T.W. Pace and First-Citizens Bank & Trust Company is cross-collateralized by securities owned by Mr. and Mrs. J.T.W. Pace held in the name of the Company as part of a subordinated loan agreement, and other securities in the name of the Company. The loan is primarily collateralized by a deed of trust from Mr. and Mrs. J.T.W. Pace. The principal balance of this loan at September 30, 2002 is $29,738.

A note payable between Mr. and Mrs. J.T.W. Pace and Carolina First Bank is collateralized by securities owned by J.T.W. Pace held in the name of the Company as part of a subordinated borrowing agreement, and other marketable securities in the name of the Company. The principal balance of this loan at September 30, 2002 is $25,820.

The Company currently pays $500 per month for rent of office space. This office space was acquired by Mr. and Mrs. J.T.W. Pace on September 21, 1998. The monthly rent increased from $450 to $500 effective June 1, 2002. There are no immediate plans to change the rent structure at this time.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $187,660, which was $87,660 in excess of its required net capital of $100,000. The Company's net capital ratio was .39 to 1.

13. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -

The following schedule reflects the available Federal and State net operating loss carryovers and their expiration dates:

	Expiration Date	Amount
Federal:		
9-30-88	9-30-03	19,875
9-30-89	9-30-04	13,910
9-30-90	9-30-05	12,376
9-30-92	9-30-07	11,917
9-30-93	9-30-08	5,083
9-30-94	9-30-09	11,864
9-30-95	9-30-10	27,557
9-30-96	9-30-11	39,272
9-30-97	9-30-12	41,634
9-30-98	9-30-18	13,117
9-30-99	9-30-19	32,972
9-30-01	9-30-21	10,464
Total Available Carryover		$ 240,041
State:		
9-30-94	9-30-09	$ 3,830
9-30-95	9-30-10	4,916
9-30-96	9-30-11	33,389
9-30-97	9-30-12	25,190
9-30-98	9-30-13	10,528
9-30-99	9-30-14	30,209
9-30-01	9-30-16	7,792
Total Available Carryover		$ 115,854

13. Income Taxes (Continued)

For the fiscal year ended September 30, 2002, the Company reported a profit for Federal income tax purposes of $27,688 and for State income tax purposes of $24,998. A Federal income tax rate of 15% has been applied to the Federal net operating loss carryovers in determining a Federal deferred income tax asset of $36,006. It is believed that if any of these Federal net operating losses were to be realized, the income tax benefit would be at a 15% income tax rate. A State income tax rate of 6.9% has been applied to the State net operating loss carryovers in determining a State deferred income tax asset of $7,994. The State currently has a flat corporate income tax rate of 6.9% and any income tax benefit realized would be at this rate. While the Company reported a profit for income tax purposes for the year ended September 30, 2002, a 100% reserve has been recorded to offset both the Federal and State deferred income tax assets because of the past history of taxable losses. Therefore, the net deferred income tax asset reflected in the Company's statement of financial condition is zero.

14. Earnings (Loss) Per Share

Earnings (loss) per share of common stock were computed by dividing net loss by the number of common shares outstanding for the year (230,000 shares).

15. Receivable from Stockholder

The receivable of $153,048 from the sole stockholder, J.T.W. Pace, is secured at September 30, 2002 by the following marketable securities: 1,200 shares of Bank of America Corporation (market value of $76,560 at September 30, 2002); 3,000 shares of Cyanotech Corporation (market value of $1,680 at September 30, 2002); and 2,587 shares of Igen International, Inc. (market value of $76,006 at September 30, 2002). The aforementioned marketable securities are registered in the name of the Company. Management has recorded accrued interest at a rate of 6 percent on this account. The interest accrual for the fiscal year ended September 30, 2002 totaled $8,517 and is reflected in the aforementioned account balance. It should be noted that while the September 30, 2002 market value of the marketable securities held as collateral exceed the receivable, $38,618 of the receivable has been determined to be unallowable in the computation of net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission. The $38,618 has been reflected as a charge to capital on Schedule 1 of the supplementary information presented with the accompanying financial statements.

16. Related Party Transactions

At the discretion of J.T.W. Pace, government securities are being acquired for the account of Karl B. Pace, Jr. (brother of J.T.W. Pace) for the purpose of selling these securities to third-party customers. In some instances, these related transactions are recorded as Company purchases from Karl B. Pace, Jr. and reflected in the Company's brokerage inventory account. The Company subsequently sells these securities from its brokerage inventory account to third-party customers and recognizes a profit on the difference between the sales price and purchase price. In other instances, the Company acts as an agent whereby it locates a third-party buyer for the securities directly from Karl B. Pace, Jr.'s brokerage account. The Company recognizes a profit on the difference charged to the third-party buyer and the amount ultimately remitted back to

16. Related Party Transactions (Continued)

Karl B.Pace, Jr.'s brokerage account.

These brokerage accounts were maintained at Wachovia Securities, Inc. (until May, 2002 when Wachovia Securities, Inc. stopped providing clearing services for all broker dealers) and Fiserv Securities, Inc. For the year ended September 30, 2002, the profit recognized from these transactions totaled approximately $16,824 and is reflected as part of the net dealer inventory and investment gains on the Company's Statement of Income (Exhibit B).

There is a written communication from Karl B. Pace, Jr. stating that the Company has no obligation to purchase any securities that he owns and that the arrangement is an effort by him to assist his brother.

Schedule 1

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
For the year ended September 30, 2002

Net Capital:	
Total Stockholder's Equity Qualified for Net Capital	$ 254,042
Add:	
Subordinated borrowing allowable in computation of net capital	60,000
Other (deductions) or allowable credits - Deferred income taxes payable	-
Total Capital and Allowable Subordinated Borrowing	$ 314,042
Deductions and/or charges:	
Nonallowable assets -	
Prepaid expenses	$ 1,995
Furniture and equipment	789
Other assets	20
Total Nonallowable Assets	$ 2,804
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	$ 311,238
Haircuts on Securities:	
Trading and investment securities	$ 44,891
Certificates of deposit	38
U.S. government obligations	12
Undue concentrations	32,530
Total Haircuts on Securities Positions	$ 77,471
Other Charges to Capital:	
Deficiency on stockholder receivable (Note 16)	$ 38,618
Deficiency on subordinated borrowing (Note 8)	7,489
Total Other Charges to Capital	$ 46,107
Net Capital	$ 187,660
Aggregate Indebtedness:	
Items included in statement of financial condition -	
Payables to broker-dealers and clearing organizations - Portion unsecured	$ -
Accounts payable, accrued expenses and other liabilities	17,565
Long-term note payable - Portion unsecured	-
Items not included in statement of financial condition -	
Corporate securities held as secondary collateral for noncorporate debt (Note 11)	29,738
Corporate securities held as primary collateral for corporate debt (Note 11)	25,820
Total Aggregate Indebtedness	$ 73,123

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
For the year ended September 30, 2002

Computation of Basic Net Capital Requirement:	
Minimum net capital required -	
Greater of six and two thirds percent of aggregate indebtedness ($4,875) or $100,000	$ 100,000
Excess Net Capital	$ 87,660
Ratio: Aggregate indebtedness to net capital	.39 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of September 30, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 191,268
Understatement of non-allowable assets	(875)
Overstatement of haircuts on securities positions	882
Understatement of deficiency on stockholder receivable	(7,118)
Understatement of deficiency on subordinated borrowing	(7,489)
Net audit adjustments	10,992
Net Capital Per Preceeding Page	$ 187,660

The accompanying notes are an integral part of these financial statements.

Schedule 2

Cape Securities, Inc.
Jacksonville, North Carolina
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2002

The Company was exempt from reserve requirements under paragraph (k)(2)(i) of rule 15c3-3. (Special account for the exclusive benefit of customers maintained)

Cape Securities, Inc.
Jacksonville, North Carolina
Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2002

The Company was exempt from possession and control requirements under paragraph (k)(2)(i) of rule 15c3-3. (Special account for the exclusive benefit of customers maintained)

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Cape Securities, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted matters discussed in the following two paragraphs involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cape Securities, Inc. for the year ended September 30, 2002, and this report does not affect our report thereon dated November 1, 2002.

Segregation of Duties

There are internal control problems inherent in all situations in which one or two persons are assigned permanent financial duties. With one or two persons, it is technically impossible to distribute duties and responsibilities in such a manner to achieve a working set of checks and balances on each employee. The purpose behind the need for checks and balances is the prevention of inadvertent human error from entering into the recording of transactions. It is incumbent on management, in this situation, to realize the inherent weakness of the internal control environment and to exercise such additional watchfulness over its affairs as it deems warranted by the circumstances. The Company, in this situation, has only two employees other than the stockholder to divide internal control. Because of the small size of the Company, it is probably not practical to hire additional personnel for the sole purpose of achieving better segregation of duties. Therefore, management must continue to assume an active role in its monitoring of the Company's affairs.

Officers and Directors
Cape Securities, Inc.

Computation of Net Capital
In recalculating the minimum net capital requirements under rule 15c3-1 of the SEC, it was determined that certain shares of Duke Energy Corporation were being calculated as part of the collateral securing the borrowing under a subordinated agreement. These shares were pledged as primary collateral for a note payable between the Company's sole stockholder (J.T.W. Pace) and Carolina First Bank. Since the shares are being utilized as collateral against noncorporate debt, these shares should not be considered in the calculation of collateral for the subordinated borrowing on all future FOCUS report filings until such time the shares are released by the bank and returned to the Company. The exclusion of these shares results in a charge to net capital of $7,489.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

THOMPSON, BROWN AND COMPANY

Donald H. Thompson

Certified Public Accountant

November 1, 2002